Exhibit (a)(5)(O)
Clearance Price Discussion Materials April 23, 2009 Strictly Private & Confidential PROJECT FAIRWAY

Disclaimer The following discussion materials are highly confidential and constitute privileged information. These materials are intended only for the Directors of the Special Committee (the "Special Committee") of the Board of Directors of Cox Radio, Inc. ("Cox Radio" or the "Company"), in evaluating the proposed transaction described herein involving Cox Media Group, Inc. ("Media"), a wholly owned subsidiary of Cox Enterprises, Inc. ("Enterprises") and Cox Radio and were not prepared with a view to public disclosure or to conform with any disclosure standards under applicable securities laws or otherwise. These materials may not be copied, reproduced, distributed or shared with any other persons for any reason without the explicit written permission of Gleacher Partners LLC ("Gleacher"), except as required by law. These materials are not intended to provide the sole basis for evaluating the proposed transaction with Cox Radio, do not purport to contain all information that may be required for any such evaluation and should not be considered a recommendation with respect to any transaction. In addition, these materials are not complete without the accompanying oral discussion. No single analysis contained herein can be deemed more or less important than any other analysis and these analyses must be considered, in their totality, with the oral discussion. Although the transactions used in the following analysis were compared to the proposed transaction for the purposes of this analysis, no transaction is identical to the proposed transaction, because of differences between the business mix, markets served, operations and other characteristics. These materials have been prepared by relying, with Cox Radio's agreement, on information provided by or otherwise made available to us by Cox Radio and public sources and through discussions with members of Cox Radio senior management concerning the business and financial condition, earnings, cash flow, assets, liabilities and prospects of Cox Radio as a whole. We have assumed and relied on the accuracy and completeness of all such information and on the reasonable preparation, based on the best currently available information. Neither Gleacher nor any of its officers, directors, employees, affiliates, advisors, agents or representatives represents or warrants the accuracy or completeness of any of the material set forth herein, and, in particular, no representation or warranty is or can be made as to the accuracy and achievability of any such information. We have not assumed responsibility for independently verifying any such information nor undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Cox Radio or any other entity. PROJECT FAIRWAY

Clearance Price Discussion Materials Summary(1) (1) Source: Bloomberg. (2) Average share price calculated from given dates to 04/22/09 using closing prices. Share price 1-day prior to offer (03/20/09) was $3.30. (3) Includes US-based targets in minority transaction deals (tender offers and mergers) since 01/01/04 in which consideration was paid in cash, initial offer price was raised and deal was completed. The Clearance Premium of 39% is the median of the Selected Deals. (4) Interim Price defined as average trading price after initial offer announcement and before final offer announcement. The Clearance Premium To Interim Price of 12% is the median of the Selected Deals. Historical Trading Analysis(2) Minority Premiums Paid Analysis(3) Clearance Premium to Interim Price Analysis(4)

Appendix Historical Trading Analysis(1) (1) Source: Bloomberg. (2) 16,743,836 Class A Shares outstanding are not already beneficially owned by Cox Enterprises. Presentation to Special Committee on 04/01/09. First day of trading after release of 14D-9 with Special Committee's recommendation on 04/06/09. First day of trading after release of Amendment No. 1 to the 14D-9 on 04/20/09. (3) Volume in thousands. Historical Trading Analysis Prior to Tender Offer Trading Analysis Post Tender Offer(2) (3)

Appendix Minority Interest Premiums Paid Analysis - Selected Deals(1) (1) See page 4 for Selected Deals. (2) Premium calculated using the initial offer price and the one day and four weeks prior to the initial offer. (3) Premium calculated using the final offer price and the one day and four weeks prior to the initial offer. Representative Clearance Premiums(3) Representative Initial Offer Premiums(2) Implied Clearance Price Per Share

Appendix Minority Interest Premiums Paid Analysis - Selected Deals(1) (1) Source: Company filings. Includes US-based targets in minority transaction deals (tender offers and mergers) since 01/01/04 in which consideration was paid in cash, initial offer price was raised and deal was completed. Representative Premiums Paid

Appendix Clearance Premium to Interim Price Analysis - Selected Deals(1) (1) Source: Company filings. Interim / Interim Price defined as average trading price after initial offer announcement and before final offer announcement. Includes US-based targets in minority transaction deals (tender offers and mergers) since 01/01/04 in which consideration was paid in cash, initial offer price was raised and deal was completed. Representative Clearance Premiums To Interim Price